Exhibit 99.1

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current Assets
Cash and cash equivalents (Note 3 at VIE)	$40,711,801	$37,119,195
Restricted cash (Note 3 at VIE)	—	220,109
Accounts receivable, net (Note 3 at VIE)	36,369,508	34,410,597
Inventories, net (Note 3 at VIE)	420,194	671,251
Advances to suppliers, net (Note 3 at VIE)	7,054,987	6,854,461
Advances to suppliers - related party	—	1,533,000
Prepaid taxes (Note 3 at VIE)	1,177,989	1,046,667
Prepaid expenses and other receivables, net (Note 3 at VIE)	463,974	45,467
Total Current Assets (Note 3 at VIE)	86,198,453	81,900,747
Property, plant and equipment, net (Note 3 at VIE)	2,273,629	2,477,912

Other Assets
Manufacturing rebate receivable (Note 3 at VIE)	5,815,305	5,755,237
Intangible assets, net (Note 3 at VIE)	434,913	664,033
Long-term Investment	25,763,433	25,497,316
Total Other Assets (Note 3 at VIE)	32,013,651	31,916,586
Total Assets (Note 3 at VIE)	$120,485,733	$116,295,245

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$5,313,070	$5,564,790
Bank acceptance notes payable (Note 3 at VIE)	—	1,753,109
Accounts payable (Note 3 at VIE)	2,305,363	1,543,994
Due to related parties (Note 3 at VIE)	2,194,460	2,019,087
Customer deposits (Note 3 at VIE)	6,167,807	3,183,088
Taxes payable (Note 3 at VIE)	1,050,811	571,354
Due to third parties	—	306,600
Accrued liabilities and other payables (Note 3 at VIE)	960,446	1,861,835
Total Current Liabilities (Note 3 at VIE)	17,991,957	16,803,857
Total Liabilities (Note 3 at VIE)	17,991,957	16,803,857

Stockholders’ Equity

Common stock, $0.001 par value, 50,000,000 shares authorized, 42,874,097 and 35,894,097 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	42,874	35,894
Additional paid-in capital	57,164,201	48,392,181
Statutory reserves	6,437,506	6,437,506
Retained earnings	38,909,553	45,480,031
Accumulated other comprehensive loss	(517,118)	(1,493,070)
Total Stockholders’ Equity attributable to the Company	102,037,016	98,852,542
Noncontrolling interest	456,760	638,846
Total Stockholders’ Equity	102,493,776	99,491,388
Total Liabilities and Stockholders’ Equity	$120,485,733	$116,295,245

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020

Revenues	$20,633,188	$22,889,784
Cost of revenues	16,660,387	19,817,263
Gross Profit	3,972,801	3,072,521

Operating expenses
Selling expenses	122,045	201,217
General and administrative expenses	1,399,295	763,945
Share-based compensation	1,840,000	—
Research and development expenses	6,351,853	302,553
Total operating expenses	9,713,193	1,267,715

(Loss) income from operations	(5,740,392)	1,804,806

Other income (expenses)
Interest income	57,374	17,962
Interest expense	(137,594)	(184,288)
Government subsidy income	47,033	10,926
Rental income from a related party	67,166	—
Other income, net	1,796	6,593
Total other income (expenses)	35,775	(148,807)

(Loss) income before provision for income taxes	(5,704,617)	1,655,999
Provision for income taxes	1,047,595	684,804
Net (loss) income	(6,752,212)	971,195
Less: net loss attributable to noncontrolling interest	(181,734)	(253,220)
Net (loss) income attributable to common stockholders of Tantech Holdings Ltd.	$(6,570,478)	$1,224,415

Net (loss) income	(6,752,212)	971,195
Other comprehensive income (loss):
Foreign currency translation adjustment	975,600	(1,394,434)
Comprehensive loss	(5,776,612)	(423,239)
Less: Comprehensive loss attributable to noncontrolling interest	(182,086)	(251,974)
Comprehensive loss attributable to common stockholders of Tantech Holdings Ltd.	$(5,594,526)	$(171,265)

(Loss) earnings per share - Basic and Diluted	$(0.18)	$0.04
Weighted Average Shares Outstanding - Basic and Diluted	37,253,764	28,872,602

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(Unaudited)

				Accumulated
			Additional	Other			Non	Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Stockholders’
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at December 31, 2019	28,853,242	$28,853	$39,310,178	$(7,590,943)	$6,379,276	$52,058,681	$4,346,216	$94,532,261

Issuance of common stock for service	35,592	36	33,776	—	—	—	—	33,812
Foreign currency translation adjustment	—	—	—	(1,395,680)	—	—	1,246	(1,394,434)
Net income	—	—	—	—	—	1,224,415	(253,220)	971,195

Balance at June 30, 2020	28,888,834	$28,889	$39,343,954	$(8,986,623)	$6,379,276	$53,283,096	$4,094,242	$94,142,834

Balance at December 31, 2020	35,894,097	$35,894	$48,392,181	$(1,493,070)	$6,437,506	$45,480,031	$638,846	$99,491,388

Issuance of common stock for private placement	5,380,000	5,380	6,933,620	—	—	—	—	6,939,000
Issuance of common stock for services	1,600,000	1,600	1,838,400	—	—	—	—	1,840,000
Foreign currency translation adjustment	—	—	—	975,952	—	—	(352)	975,600
Net loss	—	—	—	—	—	(6,570,478)	(181,734)	(6,752,212)

Balance at June 30, 2021	42,874,097	$42,874	$57,164,201	$(517,118)	$6,437,506	$38,909,553	$456,760	$102,493,776

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net (loss) income	$(6,752,212)	$971,195
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	234,756	227,049
Amortization of intangible asset	235,593	216,781
Allowance for doubtful accounts - accounts receivable	14,395	—
Loss from disposal of property, plant and equipment	—	2,867
Issuance of common stock for services	1,840,000	33,812
Inventory markdown	296,702	—
Changes in operating assets and liabilities:
Accounts receivable	(1,611,062)	(4,653,105)
Advances to suppliers	(128,735)	9,607,140
Advances to suppliers - related party	1,546,000	(1,422,000)
Inventory	(39,140)	(1,317,697)
Prepaid expenses and other receivables	(417,223)	8,280
Accounts payable	743,811	1,032,112
Accrued liabilities and other payables	(917,137)	232,756
Customer deposits	2,945,780	(2,908,226)
Taxes payable, net of prepaid taxes	352,443	409,442
Net cash (used in) provided by operating activities	(1,656,029)	2,440,406

Cash flows from investing activities
Acquisition of property, plant and equipment	(5,086)	(9,524)
Proceeds from disposal of property, plant and equipment	—	21,450
Net cash (used in) provided by investing activities	(5,086)	11,926

Cash flows from financing activities
Proceeds from equity financing	6,939,000	—
Repayment of loans from third party	(309,200)	—
Bank acceptance notes payable, net of repayment	(1,767,975)	1,221,327
Proceeds from bank loans	2,473,600	6,652,116
Repayment of bank loans	(2,782,800)	(6,794,316)
Proceeds from (repayment of) loans from related parties, net	161,589	(557,765)
Net cash provided by financing activities	4,714,214	521,362

Effect of exchange rate changes on cash, restricted cash and cash equivalents	319,398	(198,016)

Net increase in cash, restricted cash and cash equivalents	3,372,497	2,775,678

Cash, restricted cash and cash equivalents, beginning of period	37,339,304	12,645,977

Cash, restricted cash and cash equivalents, end of period	$40,711,801	$15,421,655

Supplemental disclosure information:
Income taxes paid	$709,980	$28,487
Interest paid	$137,594	$168,560

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Organization and Nature of Business

Tantech Holdings Ltd (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Through its 100% owned operating subsidiaries and entities controlled through VIE agreements as defined below, Tantech engages in the research and development, production and distribution of various products made from bamboo, manufacture and selling electric vehicles and non-electric vehicles, as well as investment in mining exploration. As of June 30, 2021, details of the subsidiaries of the Company and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company

USCNHK Group Limited (“USCNHK”)	October 17, 2008	Hong Kong	100% by the Parent	Holding Company

EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company

Tantech Holdings (Lishui) Co. Ltd. (“Lishui Tantech”)	April 7, 2016	Lishui, Zhejiang Province, China	100% by USCNHK	Holding Company

Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company

Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company

Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu via VIE arrangements	Holding Company

Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”)	Acquired on July 12, 2017	Zhangjia Gang, Jiangsu Province, China	51% by Wangbo and 19% by Jiyi	Manufacturing and sale of specialty electric and non-electric vehicles and power batteries

Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”)	November 13, 2018	Shenzhen, Guangdong Province, China	100% by Shangchi Automobile	Electric vehicles sales

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”)	December 14, 2017	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Holding Company

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”)	September 5, 2002	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing, selling and trading various products made from bamboo and charcoal

Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”)	January 2, 2020	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Holding Company

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech”)	December 8, 2015	Hangzhou, Zhejiang Province, China	100% by Lishui Xincai	Exploring business opportunities outside Lishui area

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”)	December 31, 2005	Lishui, Zhejiang Province, China	100% by Jikang Energy	Manufacturing and sale of various products made from bamboo

Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Sales of automobiles

Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Research, development and manufacturing new energy automobiles

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of Significant Accounting Policies

Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries, and entities controlled through a series of agreements known as variable interest agreements (“VIE”) (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile and its subsidiary Shenzhen Yimao owned by Zhangjiagang Jinke Chuangtou Co., Ltd., which is not under the Company’s control.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts of accounts receivable, advance to suppliers and other receivables, the valuation of inventories, the impairment of long-lived assets, and the realizability of deferred tax assets.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other receivables, accounts payable, customer deposits, accrued expenses, short term bank loans and bank acceptance notes payable approximates their recorded values due to their short-term maturities.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bank acceptance notes payable and letters of credit. The Company is required to maintain 0% to 100% of the balance of the bank acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Accounts receivable

Accounts receivable are presented at invoiced amount net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Company.

Property and Equipment and Construction in Progress

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings	20 years
Machinery and equipment	5 - 10 years
Transportation equipment	4 - 5 years
Office equipment	4 - 5 years
Electronic equipment	3 - 5 years

Repairs and maintenance costs are normally charged to earnings in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Construction in progress includes direct costs of construction or acquisition of equipment, interest expense associated with the loans used for the construction and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use.

Intangible assets

Intangible assets are acquired individually or as part of a group of assets, and are initially recorded at cost. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method over the period of estimated useful life.

The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life
Licenses and permits	Indefinite
Software	5 - 10 years
Land use right	50 years
Patents	10 years

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

Long term investments

The Company accounts for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investees are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

Due to Third Parties

Due to third parties represent amounts the Company borrowed from third parties for working capital purpose. The due to third parties balance are unsecured, interest-free and due upon demand. As of June 30, 2021 and December 31, 2020, the due to third parties balance amounted to $nil and $306,600, respectively.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The Company adopted this standard on January 1, 2019 on a modified retrospective basis and elected the practical expedients permitted under the transition guidance, which allows the Company to carryforward the historical lease classification, the assessment on whether a contract is or contains a lease, and the initial direct costs for any leases that exist prior to adoption of the new standard. Leases with an initial term of 12 months or less are not recognized on the balance sheet and the associated lease payments are included in the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

The new standard has no material effect on the consolidated financial statements as the Company does not have a lease with a term longer than 12 months.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Company’s revenues are primarily derived from the following sources:

Sales of products:  The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

Commission income: The Company acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

Government manufacturing rebate income: The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

Shipping and Handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Subsidy Income

The Company periodically receives various government grants such as “High Technology Projects Subsidy” and “Scientific Research Grant”. There is no guarantee the Company will continue to receive such grants in the future.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC. Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of comprehensive income (loss) as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	Six months ended June 30, 2021		Six months ended June 30, 2020		December 31, 2020
US$:RMB exchange rate	Period End	$0.1549	Period End	$0.1415	Period End	$0.1533
	Average	$0.1546	Average	$0.1422	Average	$0.1448

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Comprehensive Income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of June 30, 2021. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30,2021 and December 31, 2020. All tax returns since the Company’s inception are subject to examination by tax authorities.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 11% or 13% or 17% (depending on the type of goods involved) for products sold in the PRC. The applicable VAT rate of 17% and 11% decreased to 16% and 10% starting from May 2018, and further decreased to 13% and 9% from April 1, 2019. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Earnings (loss) per Share (“EPS”)

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2021 and 2020, there were 6,557,635 and 1,078,045 warrants not included in the diluted income (loss) per share as they would be anti-dilutive.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

The Company’s sales, purchases and expense transactions are denominated in RMB, and primarily all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

COVID-19

The Company's operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company's business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent.

From late January 2020 to the middle of February 2020, the Company had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be controlled and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the possibility of another wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company's operations.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) ("ASU 2020-01"), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company adopted this guidance and this guidance did not have a material impact on the consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should reevaluate whether a callable debt security is within the scope of ASC 310-20-35-33. As revised, ASC 310-20-35-33 requires that, for each reporting period, to the extent the amortized cost basis of an individual callable debt security exceeds the amount repayable by the issuer at the next call date, the excess (i.e., the premium) should be amortized to the next call date, unless the guidance in ASC 310-20-35-26 is applied to consider estimated prepayments. For purposes of this guidance, the next call date is the first date when a call option at a specified price becomes exercisable. Once that date has passed, the next call date is when the next call option at a specified price becomes exercisable, if applicable. If there is no remaining premium or if there are no further call dates, the entity should reset the effective yield using the payment terms of the debt security. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company determined that adopting this guidance will not have a material impact on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

Note 3 – Variable Interest Entity

The VIE contractual arrangements

Wangbo, Shangchi Automobile and its subsidiary, Shenzhen Yimao, are controlled through contractual arrangements in lieu of direct equity ownership by the Company. These agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Powers of Attorney (collectively "VIE Agreements"). Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo's activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Wangbo owns 51% and Jiyi owns 19% of Shangchi Automobile respectively. A third party owns 30% of Shangchi automobile.

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. The VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity ("VIE") under the Statement of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810 "Consolidation".

Jiamu is deemed to have a controlling financial interest in and be the primary beneficiary of Wangbo because it has both of the following characteristics:

●	The power to direct activities at Wangbo that most significantly impact such entity's economic performance, and
●	The obligation to absorb losses of, and the right to receive benefits from Wangbo that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Wangbo, Wangbo pays service fees equal to 95% of its net profit after tax payments to Jiamu. At the same time, Jiamu is obligated to absorb a majority of Wangbo's losses. Such contractual arrangements are designed so that the operation of Wangbo is for the benefit of Jiamu and ultimately, the Company.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 3 – Variable Interest Entity (continued)

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the VIE's shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company's PRC subsidiary and VIE;
●	discontinue or restrict the operations of any related-party transactions between the Company's PRC subsidiary and VIE;
●	limit the Company's business expansion in China by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company's PRC subsidiary and VIE may not be able to comply;
●	require the Company or the Company's PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or
●	restrict or prohibit the Company's use of the proceeds from public offering to finance the Company's business and operations in China.

The Company's ability to conduct its business through its VIE may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and its VIE's subsidiary in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 3 – Variable Interest Entity (continued)

The following assets and liabilities of the consolidated VIE were included in the accompanying consolidated balance sheets of the Company as of June 30, 2021 and December 31, 2020 after elimination of intercompany balances:

	June 30,	December 31,
	2021	2020
Current assets
Cash and cash equivalents	$637,886	$206,893
Restricted cash	—	220,109
Accounts receivable, net	16,618	—
Prepaid taxes	1,020,373	1,045,027
Inventories, net	344,402	301,607
Advances to suppliers, net	1,181,500	333,010
Prepaid expenses and other receivables, net	38,670	37,104
Total Current Assets	3,239,449	2,143,750

Non-current assets
Property, plant and equipment, net	1,076,846	1,157,803
Manufacturing rebate receivable	5,815,305	5,755,237
Intangible assets, net	234,157	462,279
Total Assets	$10,365,757	$9,519,069

Current liabilities
Bank acceptance notes payable	$—	$220,109
Accounts payable	1,191,763	1,207,623
Customer deposits	1,140,289	381,623
Taxes payable	—	369
Due to related parties	901,906	892,590
Accrued liabilities and other payables	324,691	350,928
Total Current Liabilities	3,558,649	3,053,242
Total Liabilities	$3,558,649	$3,053,242

Dismantling VIE structure

On August 3, 2021, the Company completed dismantling its VIE structure and began controlling Wangbo, Shangchi Automobile and its subsidiary, Shenzhen Yimao, through direct equity ownership instead of a series of contractual arrangements.

After the VIE was dismantled, the Company indirectly owns 100% of Wangbo. Wangbo and Jiyi keep owning 51% and 19% of Shangchi Automobile respectively. A third party keeps owning 30% of Shangchi Automobile. (See Note 21)

Note 4 – Liquidity

For the six months ended June 30, 2021, the Company had a significant decrease for income from operations and net income, as well as had negative cash flows from its operations.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4 – Liquidity (continued)

For its consumer product segment, the Company significantly cut its sales to supermarket customers because of long-aged accounts receivable from these supermarket customers. In addition, as a result of negative impact of COVID-19, the Company reduced its consumer product manufacturing activities in fiscal 2020. Meanwhile, the Electric Vehicle (the “EV”) segment is also experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles. During the year ended December 31, 2020, the Company established two subsidiaries to focus on developing and manufacturing of smart electric sanitation vehicles used in closed industrial park or residential communities. During the six months ended June 30, 2021, the Company had incurred approximately $6.4 million research and development costs on its smart electric sanitation vehicles designed to be used in industrial parks and residential communities.

In June 2021, the Company successfully completed an equity financing which resulted in net proceeds of $6.9 million. In addition, the Company obtained net proceeds of $9.1 million and $5.6 million from equity financings in November 2020 and September 2017, respectively. As a result, the Company had approximately $40.7 million cash on hand as of June 30, 2021. Although the Company maintains a positive working capital as of June 30, 2021, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its EV business.

The Company currently plans to fund its operations mainly through renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of prepayment balance in 2021.

The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2021. The Company plans to fund the EV segment through additional private placement and continued support from the parent company even without timely receipt of government rebate. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has agreed to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

Note 5 – Accounts Receivable

Accounts receivable consisted of the following:

	June 30,	December 31,
	2021	2020
Accounts receivable	$40,108,014	$38,110,487
Allowance for doubtful accounts	(3,738,506)	(3,699,890)
Accounts receivable, net	$36,369,508	$34,410,597

The movement of allowance for doubtful accounts are as follows:

	June 30,	December 31,
	2021	2020
Balance at beginning of period	$3,699,890	$5,731,281
Change of allowance for doubtful accounts	14,423	(895,043)
Write off	(14,423)	(1,523,489)
Translation adjustments	38,616	387,141
Balance at end of period	$3,738,506	$3,699,890

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 6 – Inventory

Inventory consisted of the following:

	June 30,	December 31,
	2021	2020
Raw materials	$230,793	$489,750
Finished products	44,425	53,223
Work in process	144,976	128,278
Total Inventory	$420,194	$671,251

For the six months ended June 30, 2021, the Company recorded inventory markdown in the amount of $296,702. No lower of cost or net realizable value adjustment was recorded for the six months ended June 30, 2020.

Note 7 – Advances to Suppliers

	June 30,	December 31,
	2021	2020
Advances to suppliers	$7,235,951	$7,033,556
Allowance for doubtful accounts	(180,964)	(179,095)
Advances to suppliers, net	$7,054,987	$6,854,461

The movement of allowance for doubtful accounts are as follows:

	June 30,	December 31,
	2021	2020
Balance at beginning of period	$179,095	$1,517,017
Change of allowance for doubtful accounts	—	(400,436)
Write off	—	(1,039,958)
Translation adjustments	1,869	102,472
Balance at end of period	$180,964	$179,095

Note 8 – Manufacturing Rebate Receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The government rebate is paid to the Company on behalf of our customer for a portion of selling price, for which, our customer does not need to pay at the time of purchase. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. Based on the criteria listed, Shangchi Automobile (formerly known as Suzhou E-Motors) was eligible for approximately $6,000 and $29,400 in government manufacturing rebates for each of the qualifying electric vehicles sold during the years ended December 31, 2018 and 2017, respectively, because the management believes that the electric vehicles sold met all the criteria set by the government and the collection of these manufacturing rebates is reasonably assured.

Shangchi Automobile did not make sales of electric vehicles during six months ended June 30, 2021 and 2020, respectively, and recognized $Nil manufacturing rebate income as part of revenue for the six months ended June 30,2021 and 2020, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 8 – Manufacturing Rebate Receivable (continued)

As of June 30, 2021, the manufacturing rebate receivable was $5,815,305 (RMB 37,542,315), including $2,044,680 (RMB 13,200,000) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2016, $3,083,526 (RMB 19,906,560) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2017 and $687,099 (RMB 4,435,755) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2018. The Company has not received the full payment of those eligible government rebates due to the recent slower processing of rebates. The Company is currently working closely with the local government to speed up the collection process of the outstanding government rebate balance.

Note 9 – Property, Plant and Equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	June 30,	December 31,
	2021	2020
Building	$5,689,821	$5,631,049
Machinery and Production equipment	1,274,799	1,311,624
Electronic equipment	197,454	193,912
Office equipment	38,926	38,524
Automobiles	538,058	545,008
Construction in progress	152,603	133,339
Subtotal	7,891,661	7,853,456
Less: Accumulated depreciation	(5,618,032)	(5,375,544)
Property, plant and equipment, net	$2,273,629	$2,477,912

Depreciation expense was $234,756 and $227,049 for the six months ended June 30, 2021 and 2020, respectively.

As of June 30, 2021 and December 31, 2020, building with net book value of $838,604 and $895,742, respectively, were pledged as collateral for bank loans (Note 11).

Note 10 – Intangible Assets, net

	June 30,	December 31,
	2021	2020
Software	$26,228	$25,957
Land use rights*	310,447	307,241
Patents	4,647,000	4,599,000
Subtotal	4,983,675	4,932,198
Less: Accumulated amortization	(4,548,762)	(4,268,165)
Intangible assets, net	$434,913	$664,033

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired land use rights from the local government in December 2002 for period of 50 years. As of June 30,2021 and December 31, 2020, land use rights with net book value of $200,756 and $201,755, respectively, were pledged as collateral for bank loans (Note 11).

Amortization expense for intangible assets totaled $235,593 and $216,781 for the six months ended June 30, 2021 and 2020, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 11 – Short-term Bank Loans

The Company’s short-term bank loans consist of the following:

	June 30,	December 31,
	2021	2020
Loan payable to Bank of China Lishui Branch	$2,989,570	$2,958,690
Loan payable to Shanghai Pudong Development (“SPD”) Bank Lishui Branch	2,323,500	2,606,100
Total	$5,313,070	$5,564,790

On July 9, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,989,570 (RMB 19,300,000) for one year with fixed annual interest rate of 4.85%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. ("LJC"), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang. The loan was fully repaid upon its maturity in July 2021.

On April 7, 2021, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $2,478,400 (RMB 16 million) for one year with fixed annual interest rate of 5.65%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.5 million (RMB29,250,000). The Company repaid $154,900 (RMB 1 million) as required during six months ended June 30, 2021. The Company further repaid $154,900 (RMB 1 million) in August 2021.

As of June 30, 2021, total bank loans payable amounted to $5,313,070.

On April 27, 2020, Tantech Bamboo entered into a short-term loan agreement with SPD Bank (Lishui Branch) to borrow $2,912,700 (RMB 19 million) for one year with fixed annual interest rate of 4.785%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.5 million (RMB29,250,000). The Company repaid $306,600 (RMB 2 million) as required in fiscal year 2020. The loan was fully repaid upon its maturity by April 2021.

On January 6, 2020, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,725,674 (RMB 17.78 million) for six months with annual interest rate of 5.88%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and LJC, a related party, the president of which was also the present CEO and previous COO of the Company. The Company repaid the loan upon maturity.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 11 – Short-term Bank Loans (continued)

On January 6, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $1,533,000 (RMB 10 million) for six months with annual interest rate of 4%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and an unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang and building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $1.5 million (RMB 10 million). The Company repaid the loan upon maturity.

As of December 31, 2020, total bank loans payable amounted to $5,564,790.

For the six months ended June 30, 2021 and 2020, the interest expense related to bank loans was $137,594 and $160,148, respectively.

Note 12 – Bank Acceptance Notes Payable

Bank acceptance notes payable do not carry a stated interest rate but have a specific due date usually for a period of up to one year. These notes are negotiable documents issued by or guaranteed by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts of 0% to 100% of the balances of the bank acceptance notes. As of June 30, 2021 and December 31, 2020, deposits of $nil and $220,109 were reported as restricted cash on balance sheet.

Bank acceptance notes payable consisted of the following:

		June 30,	December 31,
		2021	2020
Bank acceptance notes payable issued by Zhang Jiagang Rural Commercial Bank	(a)	$—	$220,109
Commercial acceptance notes payable guaranteed by SPD Bank Lishui Branch	(b)	—	1,533,000
Total		$—	$1,753,109
(a)	Bank acceptance notes payable of $220,109 (RMB1,435,805) issued by Zhang Jiagang Rural Commercial Bank with due dates from February 10, 2021 to March 29, 2021. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability. These notes were fully paid upon maturity and restricted deposit was also released upon the payments.
(b)	Commercial acceptance notes payable of $1,533,000 (RMB10,000,000) issued by Tantech Bamboo and guaranteed by SPD Bank Lishui Branch with due date on April 19, 2021. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order for the bank to make guarantee for the notes and ensure the availability for future credit. A related party, Zhejiang Xinsen Industrial Co., Ltd. ("Zhejiang Xinsen"), made collateral for this commercial acceptance notes payable on behalf of Tantech Bamboo with a one-year term deposit of approximately $1,533,000 (RMB10,000,000), which has a due date of April 21, 2021. The note was fully paid upon maturity by Zhejiang Xinsen on behalf of Tantech Bamboo.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 13 – Related Party Balances and Transactions

The balances due to related parties were as follows:

	June 30,	December 31,
	2021	2020
Dr. Henglong Chen and his affiliates *	$890,642	$881,442
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019	1,028,613	1,058,188
Mr. Wangfeng Yan, the CEO of the Company since December 7, 2019 and his affiliates	275,205	79,457
Total	$2,194,460	$2,019,087

*Dr. Henglong Chen is the original shareholder of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired his 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock to him in connection with the acquisition of Shangchi Automobile. As of June 30, 2021 and December 31, 2020, the amount due to Dr. Henglong Chen and his affiliates were $890,642 and $881,442, respectively. On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and the Company for a debt dispute of approximately $1.8 million (RMB 11.35 million). This case is still under investigation by the court as of the date of this filing. (Note 14)

As of June 30, 2021 and December 31, 2020, the Company borrowed $1,028,613 and $1,058,188 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $275,205 and $79,457 as of June 30, 2021 and December 31, 2020, respectively.

All balances of due to the related parties were unsecured, interest-free and due upon demand.

The Company’s major shareholder Mr. Zhengyu Wang, his wife Ms. Yefang Zhang and his relative Ms. Aihong Wang, as well as related party entities controlled by Mr. Wang, provided guarantees to the Company’s bank loans (Note 11).

Advance to vendor - related party

During the year ended December 31, 2020, the Company paid $3,089,690 (RMB 20,154,532) to LJC, a company controlled by our CEO, Mr. Wangfeng Yan, to purchase bamboo charcoal materials. As of December 31, 2020, the Company received materials of $1,556,690 (RMB 10,154,532 with tax), the remaining advance of $1,533,000 (RMB 10 million) was returned by the vendor in March 2021.

Lease arrangement with related party

On July 6, 2020, Tantech Bamboo signed a lease agreement with Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) to lease part of its production facilities of approximately 1,914 square meters to Forasen Food for ten years with monthly rent of approximately $5,900 (RMB38,280). Forasen Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the six months ended June 30, 2021, the Company recorded rent income of $67,166 from Forasen Food.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 14 – Commitments and Contingencies

Guaranty provided for related party

In July 2017, Tantech Energy provided a guarantee with SPD Bank Lishui Branch on behalf of Forasen Group for maximum amount of approximately $8.8 million (RMB 57,070,000) by pledging certain land and building as the collateral for the loan and notes. The guarantee expired on July 23, 2020.

In July 2020, Tantech Bamboo provided a guarantee with Bank of China Lishui Branch for Forasen Food for maximum amount of approximately $1.5 million (RMB10 million) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on July 8, 2023. Forasen Food is controlled by Ms. Yefang Zhang who is the Company’s director.

Operating leases

Shangchi Automobile leased certain factory facilities under operating leases through August 9, 2021. The annual rent under operating lease agreement was approximately $154,600 (RMB 1 million). On August 10, 2021, Shangchi Automobile renewed the operating lease agreement with the landlord for one year until August 9, 2022 with annual rent of approximately $154,600 (RMB 1 million). Shangchi Automobile was granted 2-month rent-free period due to COVID-19 impact in fiscal 2020.

Shenzhen Yimao leased office space under operating leases for one year from November 12, 2018 to November 11, 2019 with annual rent of approximately $14,500 (RMB93,600). The lease agreement was renewed for another year until November 11, 2020.

On November 20, 2020, Shenzhen Yimao signed a new operating lease agreement for office space for one year from November 23, 2020 to November 22, 2021 with annual rent of approximately $6,900 (RMB 44,352).

Tantech Bamboo leased factory facilities and office space from Tantech Energy after Tantech Energy was sold in July 2019 under operating leases until December 31, 2019. This agreement was renewed for another year from January 1, 2020 to December 31, 2020 with annual rent of approximately $191,500 (RMB1,238,784). In December 2020, Tantech Charcoal and Tantech Energy signed a new lease agreement for one year from January 1, 2021 to December 31, 2021 with annual rent of approximately $191,500 (RMB1,238,784).

The rental expense for the six months ended June 30, 2021 and 2020 were $175,579 and $56,615, respectively.

Contingencies

In May 2018, our wholly owned subsidiary Tantech Bamboo signed an agreement with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Forasen Group, in favor of an unrelated third party. Such third party filed a complaint to claim a payment of approximately $4.6 million (RMB 29.50 million) against Forasen Group, together with the guarantors on January 9, 2019. On August 30, 2019, the court issued a settlement by which another third party agreed to purchase the shares from the plaintiff by paying approximately $13.9 million (RMB 90 million), and all the co-guarantors including Tantech Bamboo jointly and severally guarantee the payment obligation regarding the $13.9 million ( RMB 90 million) and other possible fees, for three years from June 30, 2020, the due date of the share purchase payment obligation. On June 11, 2021, a new settlement agreement was reached by all parties. As of the settlement date, total payment obligation increased to approximately $16.3 million (RMB 105.36 million) due to accrued interest for unpaid portion. The accused third party has paid approximately $5.5 million (RMB 35.86 million) and approximately $10.8 million (RMB 69.50 million) remains unpaid including accrued interest. Pursuant to the new settlement agreement, the accused third party shall make the first payment of approximately $1.9 million (RMB 12.50 million) before June 22, 2021, and the second payment of approximately $3.1 million (RMB 20 million) before August 15, 2021. As of the date of this filing, the accused third party has paid approximately $4.9 million (RMB 31.50 million) out of total $10.8 million (RMB 69.50 million). The plaintiff has agreed that the remaining balance shall be paid by the accused third party before December 31, 2021. The Company believes that it is more likely than not that the accused third party will perform its payment obligation.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 14 – Commitments and Contingencies (continued)

In June 2020, LJC, a company controlled by our CEO, Mr. Wangfeng Yan, issued to Tantech Bamboo an anti-guaranty guaranty to guarantee Tantech Bamboo’s potential payment obligation, and provided a bank statement of approximately $10.8 million (RMB 70 million). Therefore, the Company’s PRC counsel believes Tantech Bamboo’s legal risk has been relieved to some extent. The Company believes that it is more likely than not that LJC will perform its guaranty obligation and Tantech Bamboo will not need to make the payment.

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and the Company for a debt dispute of approximately $1.8 million (RMB 11.35 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017. The Company objected the claim due to the claim has no merit. This case is still under investigation by the court as of the date of this filing. The Company estimates that no liability to be recorded.

Note 15 – Stockholders’ Equity

On March 23, 2020, the Company issued 35,592 common shares to an individual for consulting services provided for the period from September 2019 to February 2020, which were valued at $33,812 based on the quoted market price at issuance.

On November 24, 2020, the Company completed an offering of 6,060,608 common shares at an offering price of $1.65 per share. The gross proceeds were approximately $10 million before deducting placement agent's commission and other offering expenses, resulting in net proceeds of approximately $9.1 million.

On May 18, 2021, the Company issued 1,600,000 common shares to its employees under the Company's 2014 Share Incentive Plan, which were valued at $1.84 million based on the quoted market price at issuance.

On June 7, 2021, the Company completed an offering of 5,380,000 common shares at an offering price of $1.30 per share for total net proceeds of $6,939,000 after deducting legal costs related to the offering.

September 2017 Offering Warrants

In connection with the offering closed in September 2017, the Company registered and issued warrants to purchase an aggregate of 1,078,045 common shares, consisting of 945,654 common shares exercisable underlying investor warrants and 132,391 common shares exercisable underlying placement agent warrants. All warrants carry a term of 5 years. The initial exercise price of the investor warrants and the placement agent warrants was $4.25 per share and $4.675 per share, respectively. The investor warrants can be exercisable immediately as of the date of issuance. The placement agent warrants are not exercisable for a period of 180 days after the effective date of the offering. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

During the year ended December 31, 2020, 944,655 common shares were issued upon excise of investor warrants at $0.001 per share. The exercise price of such warrants was reduced from $4.25 per share to $0.001 per share by virtue of the Company's entry into a securities purchase agreement on November 20, 2020.

As of June 30, 2021, the number of common shares underlying investor warrants and placement agent warrants outstanding was 999 and 132,391 respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 15 – Stockholders’ Equity (continued)

November 2020 Offering Warrants

In connection with and upon closing of the offering on November 24, 2020, the Company issued registered warrants to purchase up to 2,754,820 common shares and unregistered warrants to purchase up to 3,305,788 common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $1.81 per share. The placement agent also received unregistered warrants in connection with this offering exercisable for up to 363,637 common shares at $1.815 per share, exercisable between May 24, 2021 to November 24, 2023.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity.

As of June 30, 2021, the total number of common shares underlying registered and unregistered warrants outstanding was 6,557,635. These warrants have weighted average of remaining life of 4.23 years and weighted average exercise price of $1.87.

Note 16 – Noncontrolling Interests

A reconciliation of non-controlling interest as of June 30, 2021 and December 31, 2020 is as follows:

	June 30,	December 31,
	2021	2020
Beginning Balance	$638,846	$4,346,216
Proportionate shares of net loss	(181,734)	(3,501,808)
Foreign currency translation adjustment	(352)	(205,562)
Total	$456,760	$638,846

As of June 30, 2021 and December 31, 2020, the noncontrolling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen Yimao.

Note 17 – Long Term Investments

On January 10, 2018, the Company invested approximately $18.6 million (or RMB 120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11-square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016.

On November 29, 2019, the Company entered into an investment agreement (the "Investment Agreement") with Jingning Zhonggang Mining Co., Ltd. ("Jingning Zhonggang") through Lishui Tantech to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. ("Fuquan Chengwang"), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $7.2 million (RMB 46.32 million). The consideration equals 18% of RMB 257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

Pursuant to the Investment Agreement, Tantech is obligated to pay the consideration within 30 days after Fuquan Chengwang completes the recording process with the local industrial and commerce administration for transfer of the share ownership. Pursuant to the Investment Agreement, after the transfer of the 18% share ownership, if the value of Fuquan Chengwang is lower than RMB 257.35 million according to the financial statements audited by an accounting firm approved by the Tantech, Jingning Zhonggang will be obligated to refund to Tantech the overpaid amount. The payment could be in the form of cash, shares, or other assets with the same value, as selected by Tantech.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 17 – Long Term Investments (continued)

On December 17, 2019, Lishui Tantech entered into a supplementary agreement to the Investment Agreement (the "Supplementary Agreement," and collectively with the Investment Agreement, the "Agreements") with Jingning Zhonggang and Lishui Zhonggang Mining Co., Ltd. ("Lishui Zhonggang"). Jingning Zhonggang is a wholly-owned subsidiary of Lishui Zhonggang. Pursuant to the Supplementary Agreement, if Fuquan Chengwang is not able to receive the renewed mining permit by June 30, 2020, Lishui Tantech has the option to terminate the Investment Agreement and Jingning Zhonggang is obligated to return all of the consideration paid by the Company within 30 days after the termination date and the interest calculated by the relevant loan rate of the People's Bank of China. Lishui Zhonggang, as the only shareholder of Jingning Zhonggang, will be jointly and severally liable for Jingning Zhonggang's liabilities under the Agreements. Due to COVID-19 pandemic in early 2020, the mining permit renewal process has been delayed. Fuquan Chengwang received the renewed mining permit in March 2021, and expiration date is March 2024. The mining permit provides it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

After a series of transactions and reorganization, as of December 31, 2019, the Company and Jingning Zhonggang owns 18% and 82% of Libo Haokun, respectively, through Jingning Meizhongkuang Industry Co., Ltd. ("Jingning Meizhongkuang"). Jingning Meizhongkuang owns 100% of Fuquan Chengwang. The Agreements would enable Tantech to indirectly hold a 18% stake in Fuquan Chengwang through holding 18% of the equity interest of Jingning Meizhongkuang.

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying $7.2 million (RMB 46.5 million) to exchange 18% of the interest of Fuquan Chengwang. After the transaction, the Company's indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest of Jingning Meizhongkuang.

As the Company did not have significant influence over the equity investee, the investments were accounted for using the cost method. For the six months ended June 30, 2021 and 2020, the Company did not recognize any impairment losses for the long-term investments.

Note 18 – Taxes

Prepaid taxes

Prepaid taxes as of June 30, 2021 and December 31, 2020 consist of the following:

	June 30,	December 31,
	2021	2020
Prepaid other taxes	$121	$—
Prepaid value-added tax	1,177,868	1,046,667

Total	$1,177,989	$1,046,667

Taxes Payable

Taxes payable as of June 30,2021 and December 31, 2020 consist of the following:

	June 30,	December 31,
	2021	2020
Corporation income tax payable	$758,094	$415,488
Other tax payable	292,717	155,866

Total	$1,050,811	$571,354

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 18 – Taxes (continued)

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

USCNHK and Euroasia are holding companies registered in Hong Kong and has no operating profit for tax liabilities.

Tantech Bamboo was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2008 when it was approved by local government as a high-tech company. Tantech Bamboo did not renew the high-tech certificate for fiscal 2020 and subject to corporate tax rate of 25% for the year 2020. Shangchi Automobile was approved by local government as a high –tech company on December 7, 2017 and renewed on December 2, 2020. Shangchi Automobile was subject to income tax rate of 15%.

Tantech Bamboo, Lishui Tantech, Shenzhen Yimao, Jiamu, Jiyi, Wangbo, Tantech Charcoal, Zhejiang Shangchi, Lishui Smart and Tanbo Tech are all subject to income tax at unified rate of 25% for the six months ended June 30,2021 and 2020.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the six months ended June 30, 2021 and 2020:

	For the six months ended	For the six months ended
	June 30, 2021	June 30, 2020
Statutory PRC income tax rate	25%	25%
Favorable tax rate impact	(10)%	—%
Permanent difference and others	3%	5%
Changes of deferred tax assets valuation allowances	(36)%	11%
Total	(18)%	41%

The provision for income tax consisted of the following:

	For the six months ended June 30,
	2021	2020
Current	$1,047,595	$684,804
Deferred	—	—
Total	$1,047,595	$684,804

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 18 – Taxes (continued)

Significant components of deferred tax assets and liabilities are as follows:

	June 30,	December 31,
	2021	2020
Deferred tax assets:
Allowance for doubtful accounts and other markdown and impairments	$6,528,124	$4,464,601
Valuation allowance	(6,528,124)	(4,464,601)
Total	$—	$—

Deferred tax liability:
Increase in fair value of intangible assets acquired through acquisition	$—	$1,905,442
Impairment of intangible assets acquired through acquisition	—	(1,905,442)
Total	$—	$—

At June 30, 2021 and December 31, 2020, the Company has provided full valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of June 30, 2021 and December 31, 2020, the valuation allowance was $6,528,124 and $4,464,601, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Note 19 – Segment Information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Due to business strategic changes, the Company merged consumer products segment and trading segment. As a result, the Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: consumer products and electric vehicles (“EV”). Consumer products segment manufactures, sell and trade Charcoal Doctor branded products and BBQ charcoal in China. The EV segment was acquired in July 2017. Management, including the chief operating decision maker, reviews operation results of consumer products and electric vehicles separately.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the six months ended June 30, 2021 and 2020, respectively.

	Consumer Products		EV		Total
	Six months	Six months	Six months	Six months	Six months	Six months
	ended	ended	ended	ended	ended	ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenue from external customers	$20,447,438	$22,469,575	$185,750	$420,209	$20,633,188	$22,889,784
Revenue from inter segment	(375,539)	(105,710)		—	(375,539)	(105,710)
Cost of revenue	16,546,125	19,419,498	114,262	397,765	16,660,387	19,817,263
Gross profit	3,901,313	3,050,077	71,488	22,444	3,972,801	3,072,521
Interest Expenses	137,594	184,019	—	269	137,594	184,288
Depreciation & amortization	140,507	135,353	329,842	308,477	470,349	443,830
Capital expenditure	—	9,524	5,086	—	5,086	9,524
Segment assets	108,333,237	91,208,442	12,152,496	22,734,860	120,485,733	113,943,302
Segment profit	$199,180	$1,815,262	$(6,951,392)	$(844,067)	$(6,752,212)	$971,195

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 19 – Segment Information (continued)

All of the Company’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended June 30,
	2021	2020
Revenue from China	$20,633,188	$22,889,784
Revenue directly from foreign countries	—	—
Total Revenue	$20,633,188	$22,889,784

Note 20 – Major Customers and Suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the six months ended June 30, 2021, four major customers accounted for approximately 27%, 22%, 21%, and 12% of the Company’s total sales, respectively. For the six months ended June 30,2020, six major customers accounted for approximately 26%, 18%, 14%, 11%, 11% and 11% of the Company’s total sales, respectively

As of June 30,2021, four customers accounted for approximately 33%, 27%, 24% and 10% of the Company’s accounts receivable balance. As of December 31, 2020, four customers accounted for approximately 32%, 22%, 21% and 20% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the six months ended June 30, 2021, three major suppliers accounted for approximately 52%, 21% and 10% of the Company’s total purchases, respectively. For the six months ended June 30,2020, two major suppliers accounted for approximately 62% and 12% of the Company’s total purchases, respectively.

Note 21 – Subsequent Events

Dismantling VIE Structure

On August 3, 2021, the Company completed dismantling its VIE structure and began controlling Wangbo, Shangchi Automobile and its subsidiary, Shenzhen Yimao through direct equity ownership instead of a series of contractual arrangements.

The Company began to utilize the VIE structure since 2016 to control Shangchi Automobile because the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”), the principal regulation governing foreign ownership of businesses in the PRC, expressly prohibited direct foreign investment over 50% in automobile industry. In 2020, the Catalogue was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List”). According to the Negative List, foreign investors may invest fully in the business that Shangchi Automobile is conducting. Therefore, the Company does not need to use VIE structure to control Shangchi Automobile.

The Company previously controlled Wangbo, Shangchi Automobile and Shenzhen Yimao through VIE Agreements. Pursuant to the VIE Agreements, Jiamu had the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. The Company acquired 51% of Wangbo from its shareholders through Jiamu. After the VIE was dismantled, the Company indirectly owns 100% of Wangbo. Wangbo and Jiyi keep owning 51% and 19% of Shangchi Automobile respectively. An unrelated third party keeps owning 30% of Shangchi automobile.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 21 – Subsequent Events (continued)

Establishing New Subsidiaries

To explore opportunities in supply chain industry, the Company established two new subsidiaries in China. Eurasia Holdings (Zhejiang) Co., Ltd. was established in July 2021 as a holding company. Hangzhou Eurasia Supply Chain Co., Ltd. was established in August 2021 as an operating entity for supply chain business.

In addition, the Company established another three new subsidiaries in China. On August 10, 2021, the Company established Gangyu Trading (Jiangsu) Co., Ltd. in Zhangjiagang City, Jiangsu Province as a sales company focusing on marketing and selling electric vehicles. On August 26, 2021, the Company established Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. in Pinghu City, Zhejiang Province as a manufacturing and sales company focusing on new energy vehicles. Shanghai Wangju Industrial Group Co., Ltd. was established in September 2021 as an operating entity for investing in the factoring industry in the future.

Bank loan

On July 2, 2021, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.6 million (RMB 17,080,000) for six months with fixed annual interest rate of 4.65%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $4.0 million (RMB25,960,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. ("LJC"), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

Share equity

On August 9, 2021, the Company approved to increase the total authorized shares from 50,000,000 common shares to 600,000,000 common shares with a par value of $0.001, in which 40,000,000 under 2021 share incentive plan and 560,000 left under 2014 shares incentive plan after the issuance of 1,600,000 common shares in May 2021.